Exhibit 99.1

For Immediate Release

TFI International Acquires Assets of MCT Transportation

Strong Customer and Network Synergies with TFI’s Existing U.S. Truckload Operating Companies

Montreal, Quebec, June 29, 2020 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced the acquisition of substantially all the assets of MCT Transportation, LLC (“MCT Transportation”). Originally Midwest Coast Transport, MCT Transportation was a refrigerated and dry van subsidiary of Comcar Industries, Inc., which along with its other subsidiaries filed Chapter 11 petitions in the U.S. Bankruptcy Court on May 17, 2020. TFI International paid total consideration of U.S. $9.6 million for the assets acquired including accounts receivable, along with U.S. $2.8 million for two real estate properties.

Headquartered in Sioux Falls, South Dakota, MCT Transportation provides quality transportation for major companies in the packaged food, agricultural, medical and automobile industries, primarily throughout the Southeast and Midwest regions of the U.S., and generated 2019 revenue before fuel surcharge of approximately U.S. $45 million. Its highly professional driving team operates more than 130 tractors in addition to 90 owner-operator tractors, plus 340 reefer trailers and 275 dry van trailers. MCT Transportation, which will become part of TFI International’s Truckload segment, had four terminal locations, including two acquired by TFI, in Florida and Arkansas.

“We are excited to welcome the MCT team to TFI International to help enhance our truckload capabilities in the U.S.,” stated Alain Bédard, Chairman, President and Chief Executive Officer of TFI International. "MCT brings a host of capabilities including key regionalized lanes in the Midwest and Southeast, specialized Florida-originating outbound lanes, and dedicated Midwest-West lanes. Importantly, MCT has strong overlap with our existing customers allowing us to provide service across an expanded region, as well as overlap in multiple facilities which we can leverage to drive significant efficiencies."

ABOUT TFI INTERNATIONAL
TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

  Package and Courier;

  Less-Than-Truckload;

  Truckload;

  Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:
Alain Bédard
Chairman, President and CEO
TFI International Inc.
647-729-4079
abedard@tfiintl.com